

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 16, 2007

Christopher R. Christensen
Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

   Re: **The Ensign Group, Inc.**
      Registration Statement on Form S-1/A
      Filed October 2, 2007
      File No. 333-142897

Dear Mr. Christensen:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>We are conducting an internal investigation into the billing and reimbursement processes of some of our operating subsidiaries, which could adversely affect our operations and financial condition., page 26</u>

1. The introductory clause to the revised risk factor appears to be mitigating language in relation to the disclosure that follows. Please revise to delete it, or advise us why you believe it may appropriately be retained.

<u>Use of Proceeds, page 47</u>

2. Please revise to quantify the portion of the net proceeds you potentially may use if you are unable to amend and increase the Revolver. Indicate whether use of proceeds for this purpose would impact any of the other specified uses of proceeds of your offering.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David F. Marx, Esq. (*via facsimile*)